PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, May 3, 2006
All amounts are expressed in US dollars, unless otherwise indicated.

PROFITABLE QUARTER FOR CAMBIOR

HIGHLIGHTS

  Net earnings of $9.1 million, an increase of $7.5 million over 2005
  Gain of $6.7 million on disposal of marketable securities
  Cash flow from operating activities of $12.6 million, up 12%
  Cash and cash equivalent of $26.2 million
  Gold production of 123,900 ounces
  Camp Caiman approaching construction and development release

Cambior Inc. (TSX & AMEX:CBJ) is pleased to report first quarter net earnings of $9.1 million (or $0.03 per share), a $7.5 million increase over the corresponding period in 2005. The substantial increase is due to the gain on disposal of non-strategic investments and the appreciation of the gold receivable from the disposal of the Carlota project in December 2005. Total revenues for this past quarter amounted to $87.1 million compared to $90.5 million during the corresponding quarter of 2005. The decrease in revenues is due to the end of production at the Omai gold mine since the end of September 2005 and to the reduced gold production of the Rosebel mine partially compensated by higher revenues from the Doyon division and the Sleeping Giant mine and the non-gold operations. Total gold production amounted to 123,900 ounces. Cash position increased from $15.6 million at the end of the previous quarter to $26.2 million as at March 31, 2006.

Louis P. Gignac, President and Chief Executive Officer of Cambior stated: "The continued appreciation in the gold price impacts favourably on our results in spite of the strong Canadian dollar and robust inflation in energy and other supplies. Fortunately, our production plan in 2006 called for increasing gold production during the year and near-term development of the Camp Caiman project will increase our exposure to the gold price starting in 2008."

PRODUCTION HIGHLIGHTS

Gold

Cambior produced 123,900 ounces of gold at a mine operating cost of $329 per ounce in the first quarter of 2006, compared to 166,460 ounces at $269 per ounce for the corresponding quarter in 2005. The decrease in gold production is due to the Omai gold mine ceasing its production in September 2005 and to a lower contribution from the Rosebel mine. Unit costs were higher in the first quarter of 2006, mainly because of the higher proportion of Canadian production, higher supply costs, particularly energy, and the stronger Canadian dollar. However, the gold production realized corresponds to our production plan which calls for steady increases during the year.

The Rosebel mine in Suriname produced 75,100 ounces of gold at a mine operating cost of $260 per ounce during the first quarter of 2006 compared to a production of 87,950 ounces at $190 per ounce in the corresponding quarter of 2005. The increase in mine operating costs per ounce and the lower production are essentially attributable to the lower grade processed. Ore milled had an average grade of 1.35 g Au/t compared to 1.55 g Au/t during the first quarter of 2005. The lower grade is attributable to heavy rainfalls in the first months (0.8 meter) of the year which limited mining in the lower benches in the pits at a higher grade. A new milling record was established in March with an average throughput of 21,650 tonnes per day. This increased throughput is the result of additional mill optimization planned to take advantage of a higher gold price and lower cut off grades; the objective is to progressively increase our milling rate from 7 million tonnes per year to 8 million tonnes per year. Mine operating cost remained at $10.50 per tonne milled, stable in comparison with previous quarters.

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	2

For the first quarter of 2006, the Doyon Division produced 37,000 gold ounces at a mine operating cost of $438 per ounce, compared to 37,100 ounces at $374 per ounce for the corresponding quarter in 2005. This production level is in line with the production target disclosed for 2006 although production costs are higher than budgeted due to higher energy and supply costs and the strength of the Canadian dollar. The Doyon Division processed some 196,910 tonnes of ore at an average grade of 6.1 g Au/t over the quarter compared to 194,630 tonnes at a grade of 6.2 g Au/t a year ago.

Gold production from the Sleeping Giant mine amounted to 11,800 ounces at a mine operating cost of $425 per ounce. This compares to 7,150 ounces at a mine operating cost of $366 per ounce for the corresponding quarter last year. The increased production is attributable to the acquisition of the other 50% of the mine by Cambior in April 2005. Additional miners from the on-going training programs have further improved production and financial results over previous quarters.

Non-Gold

Non-gold sales totalled $22.2 million in the first quarter of 2006, compared to $20.0 million during the corresponding quarter of 2005.

Cambior's niobium sales from the Niobec mine increased in the first quarter of 2006 to $13.8 million from $12.7 million in the corresponding quarter in 2005. Demand for niobium remains very strong and price increases were initiated on our yearly contracts and will be fully implemented by the second quarter. Prices for spot sales have recently increase further. During the first quarter, the profitability of Niobec was impacted by a strong Canadian dollar, increased reagent costs and lower recoveries during plant expansion. An additional 10% plant expansion was completed in the first quarter and was on line at the start of April.

During the quarter, Omai Bauxite (OBMI) incurred a net loss of $1.9 million. This loss is attributable to a) lower sales volume resulting from OBMI not being able to compete effectively in certain markets due to the impact of the fuel escalation clause on pricing and higher transportation costs out of Guyana; as well as b) higher unit operating costs from lower production volume and higher fuel charges. As a result of lower sales, the production rate had to be slowed down in order to minimize inventory build-up. Staff reductions are being implemented in order to adapt to this new environment. Committed sales for the remainder of the year have partially recovered at 75% of target and efforts are being deployed to reach targeted sales by year-end. Louis P. Gignac noted: "We have instituted measures to return this operation to profitability by reducing costs and developing new products."

EXPLORATION AND BUSINESS DEVELOPMENT

Cambior has planned an aggressive $28.6 million exploration and business development program for 2006, focused primarily on discovering new reserves and resources near its mine sites and at its advanced projects. During the first quarter of 2006, Cambior invested $8.0 million, which included an amount of $1.3 million allotted for off-site exploration. The majority of the work during the first quarter of 2006 is summarized as follows:

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	3

Rosebel Concession – Suriname

As announced in January 2006, a new drilling campaign started at Rosebel concession to further delineate the known deposits and discover new deposits on the property. Cambior invested $2.3 million during the first quarter to that effect. A total of 17,264 meters were drilled in Royal Hill (11,223 meters) and Pay Caro (5,468 meters). Holes drilled in Royal Hill tested the eastern extension of the North West pit and defined multiple mineralized zones. Holes drilled in Pay Caro tested the pit bottom as well as the eastern and south-east extensions. Geological modeling and reserve estimation will be updated at mid-year to guide the drilling programs for the remainder of the year.

Camp Caiman Project – French Guiana

During the quarter, we continued to prepare for the construction and development phase with detailed engineering work and the sourcing of materials and contractors. Our Camp Caiman staff continued to respond to inquiries from the public and the government agencies as part of the permitting process. The Company and its advisors have also met with the French Government officials to discuss its application under Loi Girardin investment incentive program. The Company and its lenders are moving towards expanding the current credit facility.

Louis P. Gignac noted: "We are looking forward to finalizing the business and operating conditions to allow us to develop the Camp Caiman project. We believe that this project will have substantial benefits, not only to our shareholders but also the French Guiana communities in French Guiana."

La Arena – Peru

The La Arena property is located near the town of Huamachuco in the La Libertad department, 480 kilometers north-northwest of Lima, Peru. Geologically, it lies within a multimillion ounce gold district. The property contains a gold oxide deposit hosted by highly fractured sandstones of the Chimu formation and an Au-Cu porphyry deposit, directly adjacent to it.

In the April 7, 2006 press release, Cambior reported an initial in situ resource estimation on the La Arena Au-Cu porphyry deposit based on 0.4% and 0.5% copper equivalent cut-off grades for the porphyry hosted ore down to the 3000 meter elevation (approximately 300 m depth), following an 11,380 meter drilling campaign. This new Au-Cu resource estimate was completed based on the results of 105 diamond and 5 reverse circulation drill holes for a total of 19,600 meters drilled and over 4 kilometers of trenching.

At a 0.4% copper equivalent, measured and indicated resources in the porphyry-hosted deposit now total 72.3 million tonnes at 0.35 g Au/t and 0.50% Cu for an inventory of 810,000 gold ounces and 800 million pounds of copper. At a higher cut-off grade of 0.5% Cu equivalent, the measured and indicated resources total 47.8 million tonnes at a higher grade of 0.4 g Au/t and 0.57% Cu. Finally, the deposit shows additional inferred resources varying from 40 to 57 million tonnes and this additional potential is presently being targeted by Cambior's current drilling program.

Cambior has initiated the preparation of a pre-feasibility study, to be completed by October 2006, aimed at determining the economic and technical potential for an open-pit mining operation with combined treatment using conventional milling with a flotation circuit for the Au-Cu porphyry-hosted ore and heap leaching of the Au-rich ore in oxidized sandstones. This next phase will also include two new drilling campaigns:

–	step-out drilling to test the northern extension for the Au-Cu porphyry deposit;
–	in-fill drilling to upgrade the inferred resources.

 As part of the program, the Company will:

–	continue metallurgical tests to validate additional processing steps to increase gold recoveries in the porphyry ore.
–	determine a preliminary pit design to mine the Au-Cu porphyry deposit.

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	4

Omai Gold Underground – Guyana

As mentioned in January 2006, the Company has sufficiently dewatered the Fennell pit to allow diamond drilling of the depth extension of the Fennell deposit. A first drill is already in operation and a second one will be added to this program during the month of May. The first phase of this program will count approximately 8,000 meters of drilling from the bottom of the pit into mineralized area located under the barren dyke with the objective to confirm the presence of economic resources. If successful, an infill drilling program on a relatively tight pattern would be completed by year-end to support a feasibility study for an underground operation.

Westwood – Québec, Canada

In accordance with its resource growth strategy, Cambior is pursuing an exploration program to confirm the presence of a VMS (volcanogenic massive sulphides) deposit on the Doyon property, situated in the Cadillac mining district. At the end of the first quarter of 2006, the completed development work in the 14th-level exploration drift of the Doyon Mine advanced 1,916 meters, representing a 19% gain on the initial plan. At the current rate, the drift will be completed in the fall of 2007, a gain of eight months on the original plan made in 2004. The drilling work completed since the starting of the exploration drift totaled 16,408 meters at the end of March 2006, in line with plan. The fourteen holes completed so far have intersected the Westwood and Northern corridors.

Drilling work has permitted the identification of several significant intersections of gold in the mineralized Northern Corridor, more than one kilometer west of the previously identified sector by surface drilling. The best gold results obtained so far in the sector of Northern Corridor return intersections of 38.2 g Au/t on 2 meters, 10.2 g Au/t on 5.5 meters and 5.9 g Au/t on 4.5 meters. The drilling program planned between now and the end of 2006 will permit the testing of the lateral continuity of these intersections.

Consolidated Financial Statements

The unaudited consolidated financial statements and the Management's Discussion and Analysis (MD&A) along with explanatory notes for the first quarter 2006 are available in PDF format on Cambior's website at www.cambior.com or through the CCNMatthews website at www.ccnmatthews.com.

Reminder for the First Quarter 2006 Results Conference Call

Cambior will host a conference call on May 4, 2006 at 10:30 a.m., local time, to discuss its first quarter results.

Financial analysts are invited to participate in the call by dialling 1-800-440-1782 in North America. Outside of North America, please dial (416) 641-6666. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at www.cambior.com or through CCNMatthews at www.ccnmatthews.com/cambior.

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation #21289928. The webcast will also be archived on the Company's website.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants "CBJ.WT.C and CBJ.WT.D" trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2005 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	5

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, its ability to capture the benefits of a strong gold market, future commercial production and sales, construction and production targets and timetables, particularly as regards the Camp Caiman project, the evolution of mineral reserves and resources, particularly as regards the La Arena project (and a planned pre-feasibility study in 2006), mine operating costs, in particular the continued impact of the fuel price, the strength of the Canadian currency and the cost of raw materials; statements regarding improvements due to training programs at the Sleeping Giant mine, capital expenditures, work programs, business development plans and exploration programs, as well as objectives and budgets relating thereto, in particular, statements regarding the Fennell pit underground project; statements regarding the assumptions underlying the preparation for the construction of the Camp Caiman project, timetables (including the timetable to obtain all permits), the possible grant of investment incentives (including those under Loi Girardin) and, generally, the expected benefits of this project for the Company and its stakeholders; statements regarding Cambior's exposure to the gold price; and statements regarding the Company's efforts to achieve profitability at its bauxite operations (including those relating to new products). Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, exploration risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing or additional permits, authorizations or licences, risks of hedging strategies, risks of delays in construction and production and other risks referred to in Cambior's 2005 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information please contact:
CAMBIOR INC.
Renmark Financial Communications
Martin Amyot	John Boidman
Manager – Investor Relations	Jason Roy
Tel.: (450) 677-0040
Toll Free in North America: 1-866-554-0554	Tel.: (514) 939-3989
Fax: (450) 677-3382	www.renmarkfinancial.com
E-mail: info@cambior.com
Website: www.cambior.com

PR-2006-07

HIGHLIGHTS

(unaudited)	First quarter ended March 31,
(All amounts are in US dollars)	2006	2005
RESULTS (in millions of $)
Revenues	87.1	90.5
Cash flow from operating activities	12.6	11.2
Net earnings	9.1	1.6
PER SHARE ($)
Basic net earnings	0.03	0.01
Basic weighted average number of
common shares outstanding (in millions)	275.0	274.2

GOLD PRODUCTION
Number of ounces produced (000)	124	166
Realized gold price ($ per ounce)	532	401
Mine operating costs ($ per ounce)	329	269

	March 31,	December 31,
	2006	2005
FINANCIAL POSITION (in millions of $)
Cash and cash equivalents	26	16
Total assets	629	621
Shareholders' equity	413	402
Total number of shares outstanding (in millions)	275.6	274.6

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	7

	First Quarter
GOLD PRODUCTION STATISTICS	ended March 31,
(unaudited)	2006	2005
Rosebel (100%)
Production (ounces)	75,100	87,950
Tonnage milled (t)	1,848,000	1,840,000
Grade milled (g Au/t)	1.35	1.55
Recovery (%)	94	94
Mine operating costs ($ per tonne milled)	11	9
Mine operating costs ($ per ounce)	260	190
Depreciation, depletion and amortization ($ per ounce)	56	59
Doyon Division (1)
Production (ounces)	37,000	37,100
Tonnage milled (t)
Underground mines	194,350	194,630
Pit and low grade stockpile	2,560	-
Total	196,910	194,630
Grade milled (g Au/t)
Underground mines	6.1	6.2
Pit and low grade stockpile	1.0	-
Average	6.1	6.2
Recovery (%)	96	96
Mine operating costs ($ per tonne milled)	82	71
Mine operating costs ($ per ounce)	438	374
Depreciation, depletion and amortization ($ per ounce)	106	78
Sleeping Giant(2)
Production (ounces)	11,800	7,150
Tonnage milled (t)	31,900	21,360
Grade milled (g Au/t)	11.8	10.7
Recovery (%)	97	97
Mine operating costs ($ per tonne milled)	157	122
Mine operating costs ($ per ounce)	425	366
Depreciation, depletion and amortization ($ per ounce)	115	112
OMAI (100%)(3)
Production (ounces)	-	34,260
Tonnage milled (t)	-	1,275,100
Grade milled (g Au/t)	-	0.92
Recovery (%)	-	91
Mine operating costs ($ per tonne milled)	-	9
Mine operating costs ($ per ounce)	-	338
Depreciation, depletion and amortization ($ per ounce)	-	35
TOTAL GOLD PRODUCTION (ounces)	123,900	166,460
MINE OPERATING COSTS ($ per ounce)	329	269
(1) Includes the Doyon and Mouska mines.
(2) Cambior initially owned a 50 % interest in the mine, and acquired the residual 50% interest on April 30, 2005.
(3) Production at the Omai mine ended in September 2005.

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	8
GOLD PRODUCTION STATISTICS (continued)
	First Quarter
CONSOLIDATED GOLD PRODUCTION COSTS	ended March 31,
($ per ounce) (unaudited)	2006	2005
Direct mining costs	330	268
Refining and transportation	2	2
By-product credits	(3)	(1)
Mine operating costs	329	269
Royalties	36	18
Total operating costs	365	287
Depreciation, depletion and amortization	77	60
Restoration	4	3
Total production costs	446	350

Non-GAAP Measure

The Company reports mine operating costs on a production basis, a performance measure commonly used in the gold mining industry even if it is a non-GAAP measure. Mine operating costs per ounce data are a measure that management uses to monitor performance. These statistics are used to assess how well the producing mines are performing compared to plan and also to assess the overall effectiveness and efficiency of mining operations. Reported mine operating costs per ounce data are calculated in accordance with The Gold Institute Production Cost Standard (the "Standard"). The data does not have a meaning prescribed by Canadian GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the Standard. Total mine operating costs per ounce are derived from amounts included in the Statement of operations and mine site operating costs such as mining, processing, administration and royalties but exclude amortization, restoration costs, financing costs and capital, development and explorations costs.

The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP. The following table provides a reconciliation of total mine operating costs per ounce produced to the financial statements.

	First Quarter ended
(unaudited)	March 31,
(in millions of $)	2006	2005
Mining operations expenses - as per financial statements	65.7	66.9
Royalties	(4.5)	(3.0)
Non-gold costs	(21.4)	(17.0)
By-product credits (recorded in revenues from mining operations)	(0.4)	(0.2)
Accretion expense on asset retirement obligations in gold operating mines	(0.4)	(0.5)
Inventory adjustments	1.8	(1,5)
Gold mine operating costs for ounces produced	40.8	44.7
Ounces produced	123,900	166,460
Gold mine operating costs ($ per ounce)	329	269

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	9

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis (MD&A) should be read in conjunction with the MD&A for the year ended December 31, 2005, the Company's annual audited consolidated financial statements, the notes relating thereto, supplementary financial information included in the Company's Annual Report, and the unaudited interim financial statements and notes contained in this report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reporting currency for the Company is the US dollar, and all amounts in the following discussion are in US dollars unless otherwise noted.

Caution concerning forward-looking statements

This MD&A contains certain "forward-looking statements", including, but not limited to, statements regarding our strategic plans, future commercial production, sales and financial results, the potential for capital appreciation of the Company's investments in marketable securities, proceeds receivable in gold from the sale of the Carlota project (and exposure to the price of gold), efforts to improve the efficiency of the utilization of energy as well as to develop new products to improve the profitability of bauxite operations, expected continuity of a favourable gold market and plans for reduction of gold hedging; evaluation and evolution of mineral reserves and resources (La Arena's potential in particular), mine operating costs and capital expenditures, planned work programs, evolution of development projects as well as exploration budgets and targets, particularly as regards the La Arena project; measures of mitigating financial and operational risks; the negotiation for an increase in the credit facility and the use of proceeds from such increase; possible exercise of outstanding warrants and, more generally, continuous access to capital markets; and Cambior's global outlook and that of each of its mines. Forward-looking statements express, as at the date of this MD&A, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, many of which are beyond our control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of metals and minerals, mining industry risks and hazards, uncertainty as to estimation of mineral reserves and resources, requirement of additional financing, risk related to hedging and non-hedge derivative instruments, risks of delays in construction, production or obtaining permits and other risks more fully described in the Risks and Uncertainties section of this MD&A. The reader is cautioned not to place undue reliance on these forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this MD&A unless required to do so under applicable securities laws.

Cambior Inc.

During the first quarter of 2006, highlights included:

  Net earnings of $9.1 million ($0.03 per share)
  Cash flow from operating activities of $12.6 million
  Gold production of 123,900 ounces
  Realized gold price of $532 per ounce
  Gain on disposal of marketable securities of $6.7 million
  Proceeds of 6,250 ounces of gold related to the disposal of Carlota project

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	10

Consolidated Operations

During the first quarter of 2006, Cambior realized net earnings of $9.1 million ($0.03 per share) compared to $1.6 million ($0.01 per share) in the first quarter of 2005. The increase in net earnings is attributable to the gain on disposal of marketable securities of $6.7 million, and from a non-hedge derivative gain mainly resulting from the appreciation of the mark-to-market value of the ounces of gold receivable from the disposal of the Carlota Project concluded in late 2005. As part of that transaction, Cambior agreed to receive an aggregate of 50,000 ounces of gold, payable in eight quarterly installments commencing March 31, 2006. The mine operating profit decreased by $2.6 million to $9.2 million due to the impact of higher fuel prices and other supplies, strengthening of the Canadian currency against the US dollar and lower gold production. The substantial increase in the fuel price directly impacted the sales volume and operating costs at the Omai bauxite operations which incurred a loss of $1.9 million. The lower gold output is attributable to the closure of Omai Gold Mines in September 2005 and lower grade material being treated at Rosebel. The table below summarizes the operating profit from mining operations and indicates the net earnings in accordance with Canadian GAAP:

	First Quarter ended March 31,
(in millions of $)	2006	2005
Revenues – Mining operations – as per financial statements	86.7	90.3
Direct mining costs(1)	58.3	61.6
Refining and transportation	2.9	2.3
Royalties	4.5	3.0
Mining operations expenses – as per financial statements	65.7	66.9
Depreciation, depletion and amortization – as per financial statements	11.8	11.6
Total mine expenses(1)	77.5	78.5
Operating profit(1)	9.2	11.8
Net earnings – as per financial statements	9.1	1.6

(1)    Non-GAAP measure : the Company reports operating profit even it it is a non-GAAP measure to isolate the measure of revenues from mining operations less mining operations expenses and depreciation, depletion and amortization. This is an additional information and it should not be considered in isolation or as a subsitute for measures of performance prepared in accordance with GAAP.

Revenues
	First Quarter
	ended March 31,
	2006	2005
Ounces of gold sold	120,500	174,900
Revenues (in millions of $)
Gold	64.5	70.3
Non-gold	22.2	20.0
Investment and other income	0.4	0.2
Total	87.1	90.5

For the first quarter of 2006, revenues totalled $87.1 million compared to $90.5 million for the corresponding quarter of 2005 as a result of lower gold sales due to the end of production at Omai following closure of the mine and the lower production at Rosebel partially offset by higher realized gold prices.

The gold market price was very favourable with gold trading between $525 and $584 per ounce and averaging $554 per ounce ($427 in the corresponding period of 2005). The realized price per ounce of gold sold amounted to $532 compared to $401 in the first quarter of 2005.. As anticipated, the lower realized price, compared to the market price, is due to the recognition of deferred losses, at the original designation date, related to the buy-back of gold hedging commitments. However, the full exposure to the market price was beneficial to the Company since the market price exceeded the buy-back price of hedge positions.

Non-gold sales for the quarter amounted to $22.2 million compared to $20.0 million during the first quarter of 2005 mainly due to higher sales volume of niobium. The Omai bauxite operations contributed less sales than anticipated due to the impact of increased pricing caused by fuel price adjustments.

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	11

Expenses

Mining operations expenses in the first quarter of 2006 totalled $65.7 million, compared to $66.9 million incurred during the corresponding quarter of 2005 due to lower sales partially offset by higher mine operating costs. The 6.2% strengthening of the Canadian dollar from $1.2267 C$/US$ in the first quarter of 2005 to $1.1547 C$/US$ in the first quarter of 2006 added an additional $2.0 million to mining operation expenses. In terms of unit costs, gold mine operating costs were $329 per ounce in 2006, higher than the $269 per ounce for the first quarter of 2005 due to lower grade ore milled at Rosebel, to higher fuel prices and consumption, higher explosive costs and the strengthening of the Canadian dollar.

Gold production and unit mine operating costs were:

	First Quarter ended March 31,
	2006		2005
	Ounces produced	Mine operating costs(1) ($/ounce)	Ounces produced	Mine operating costs(1) ($/ounce)
Rosebel (100%)	75,100	260	87,950	190
Doyon Division	37,000	438	37,100	374
Sleeping Giant mine (2)	11,800	425	7,150	366
Omai mine(3)	-	-	34,260	338
	123,900	329	166,460	269
(1)	Non-GAAP Measure
(2)	Cambior initially owned a 50% interest in the mine, and acquired the residual 50% interest on April 30, 2005.
(3)	Production at Omai mine ended in September 2005, and as such, the related net carrying amount of property, plant and equipment at the Omai mine has not been amortized since then because it has been removed from service for an extended period of time. During the first quarter of 2006, the Company initiated an exploration program to establish the potential for an underground operation on the depth extension of the Fennell deposit, which exploration expenses were capitalized.

The non-gold operations were particularly affected by the 12% increase fuel price, higher cost of reagents, and in Niobec's case, the strengthening of the Canadian dollar. During the quarter, Omai Bauxite (OBMI) incurred a net loss of $1.9 million. This loss is attributable to a) lower sales volume resulting from OBMI not being able to compete effectively in certain markets due to the impact of the fuel escalation clause on pricing and higher transportation costs out of Guyana; as well as b) higher unit operating costs from lower production volume and higher fuel charges. At OBMI, the Company has been working at reducing energy consumption, and has reduced production to match the demand for refractory bauxite (RASC), while pursuing the development of new products to improve the profitability of the operation.

Cambior intends to aggressively pursue increasing reserves and resources through an investment program in exploration and business development. Exploration remains focused on or near the Company's existing mine sites and advanced projects. During the first quarter of 2006, total investments in this area amounted to $8.0 million, including $1.3 million expensed in grassroot projects, versus $7.8 million and $1.2 million respectively in the first quarter of 2005. On April 7, 2006, Cambior reported initial resources estimation on the La Arena project in Peru.

Royalties increased during the quarter due to the higher gold price. Financial expenses in the first quarter of 2006 were $1.5 million compared to $1.0 million in the first quarter of 2005.

The Company is subject to income and mining taxes in the jurisdictions where it operates. These taxes are calculated based on profitability and may, in some cases, include minimum taxes such as tax on large corporations in Canada. It should be noted that taxes are calculated at the entity level and cumulated for consolidated financial reporting purposes. During the first quarter of 2006, income and mining taxes totalled $4.8 million compared to $4.4 million during the first quarter of 2005. These income and mining taxes are mainly related to future income taxes for Rosebel., Cambior will recognize a recovery of future income taxes for losses incurred of approximately $0.6 million upon the Company's filing of the renouncement documents with the tax authorities regarding the flow-through shares issued during the first quarter of 2006. In the current gold price environment, the Company may be subject to payment of income taxes in Suriname in 2006.

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	12
Gold Marketing

Cambior's hedging commitments decreased by 34,619 ounces of gold compared to its position at December 31, 2005 due to the closing of forwards and gold purchase commitments.

At March 31, 2006, the fair value of the total gold delivery commitments was a negative value of $33.8 million, including $24.4 million off-balance sheet. The details of the hedging portfolio as of March 31, 2006, are as follows:

		2006 (9 months)	2007	Total
Total obligations - Forwards
Quantity	(000 oz)	75	56	131
Average price	($/oz)	328	350	338

The market valuation is calculated using forward rates considering market prices, interest rates, gold lease rate and volatilities. Forward transactions for which the quantity, price and timing of delivery are fixed are accounted for under the hedge accounting method. Transactions for which any key component (price, delivery date, and quantity) is uncertain do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives". Any variation in the mark-to-market valuations of such transactions is included in the Consolidated Statement of Operations. In conjunction with the impairment loss of the Doyon mine on December 31, 2004, a loss was recognized for hedging forward contracts attributable to the Doyon mine and a corresponding amount was reflected on the balance sheet under the "Hedge derivatives" caption. As at March 31, 2006, an amount of $9.4 million remained as a liability on the balance sheet for such outstanding derivatives.

The table below summarizes the mark-to-market valuations and their impact on earnings in the various periods.

	March 31,	December 31,
(in millions of $)	2006	2005
Estimated fair value of Cambior's gold forward sales and purchase commitments:
Forwards – Off-balance sheet	(24.4)	(20.5)
Forwards – Doyon future gold production included in the impairment
loss in 2004 and recognized on the balance sheet	(9.4)	(13.5)
	(33.8)	(34.0)
Non-hedge derivatives recognized on the balance sheet	-	1.1
Estimated mark-to-market value – revenue protection program	(33.8)	(32.9)

	First quarter ended March 31,
(in millions of $)	2006	2005
Variation of the fair value of the non-hedge derivative instruments
during the period	(1.1)	(0.4)
Gain arising from the exercise of gold purchase commitments	1.6	-
Gain resulting from the variation in market prices of ounces of gold receivable
related to the disposal of the Carlota Project(1)	3.3	-
Non-hedge derivative gain (loss)	3.8	(0.4)

(1)

In December 2005, Cambior completed the sale of the Carlota project and received, at closing, a cash consideration of $15.0 million and 50,000 ounces of gold receivable in eight equal quarterly deliveries. In March 2006, 6,250 ounces of gold were received resulting in cash flow of $3.5 million. The remaining ounces of gold receivable were revaluated at March 31, 2006 at the current spot price of $582 per ounce resulting in a l gain of $3.3 million. The amortization of the discount value totaling $0.2 million was accounted for under the "investment income" caption in the statement of operations.

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	13

Consolidated Cash Flows

Operating activities

Operations generated cash flows of $12.6 million during the first quarter of 2006, compared to $11.2 million in the corresponding period in 2005. Cash flows generated during the first quarter of 2006 are mainly from gold activities.

Investing activities

Investment in property, plant and equipment for the first quarter of 2006 totalled $20.9 million compared to $25.0 million for the same period in 2005. Investments were principally for mining equipment used in operations and for development drilling at Rosebel ($5.2 million), underground development and exploration at the Doyon Division ($2.5 million), detailed engineering, permitting activities and initial equipment deposit for the Camp Caiman project in French Guiana ($3.3 million), expenditures at Omai Bauxite Mining ($4.3 million), exploration expenditures at Omai Gold ($1.3 million), optimization of the mill at Niobec ($1.7 million), and other exploration expenditures ($1.7 million).

Investing activities were reduced by the proceeds of 6,250 ounces of gold relating to the disposal of the Carlota project in December 2005 totalling $3.5 million received in March 2006.

From time to time, the Company invests in marketable securities of other mining and exploration companies with a potential for capital appreciation. During the first quarter of 2006, net investments were sold for $17.3 million which resulted in a gain on disposal of assets of $6.7 million.

The Company is committed to purchase marketable securities for $8.0 million of which $4.5 million are payable at closing, expected to be in May 2006, and the balance of $3.5 million, on the first anniversary.

Financing activities

As scheduled, the Company reimbursed $3.5 million under its 2003 Credit facility. The Company is in discussion with its lenders to increase Credit facilities to fund the development of the Camp Caiman project and to continue the program related to the rehabilitation of the Omai bauxite operations.

During the first quarter of 2006, 450,000 common shares were issued as a result of a flow-through financing to fund Canadian exploration expenses and 549,000 common shares were issued following the exercise of stock options under the Company's stock option plan for directors and key employees for total net proceeds of $2.4 million.

As at March 31, 2006, the outstanding number of warrants exercisable into common shares was as follows:

Date of issue	Expiry date	Exercise price	Number issued	Number exercisable
		$ per share	(000)	(000)
August 12, 2003	August 12, 2008	C$3.75	20,000	20,000
October 14, 2004	October 16, 2006	C$4.35	14,667	14,667
			34,667	34,667

Consolidated Balance Sheets

The Company's assets totalled to $629.4 million at March 31, 2006, compared to $621.4 million at December 31, 2005. Property, plant and equipment totalled $463.3 million compared to a total of $454.9 million at December 31, 2005.

Cash and cash equivalents of $26.2 million increased by $10.6 million since the end of 2005 due to operating activities.

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	14

Consolidated Balance Sheets (continued)

Shareholders' equity totalled $412.8 million as at March 31, 2006, compared to $401.7 million at the end of December 2005. The difference is mainly due to net earnings for the first quarter of 2006, and to the common shares issued for net proceeds of $2.4 million. At May 1st, 2006, there were 275,965,000 common shares, 34,667,000 warrants and 7,356,000 options outstanding.

Quarterly Review The following table shows selected results by quarter for the last eight quarters.
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
(unaudited)	2004	2004	2004	2005	2005	2005	2005	2006
(in millions of $)
Total revenues	78.3	80.7	81.9	90.5	89.4	91.2	97.4	87.1
Cash flow from operating activities	9.6	16.9	3.7	11.2	11.3	11.2	6.8	12.6
Net earnings (loss)	1.7	(6.1)	(76.7)(1)	1.6	1.0	(2.2)	19.8(1)	9.1(1)
Basic net earnings (loss) per share ($)	0.01	(0.02)	(0.28)	0.01	0.00	(0.01)	0.07	0.03
Diluted net earnings (loss) per share ($)	0.01	(0.02)	(0.28)	0.01	0.00	(0.01)	0.07	0.03
Basic weighted average number of
common shares outstanding (millions)	241.8	244.5	269.9	274.2	274.3	274.4	274.5	275.0
Effect of dilutive stock options(millions)	2.9	-	-	2.1	1.2	-	1.5	1.9
Effect of dilutive warrants (millions)	0.1	-	-	-	-	-	-	-
Diluted weighted average number of
common shares outstanding (millions)	244.8	244.5	269.9	276.4	275.5	274.4	276.0	276.9
Number of ounces of gold produced
(thousands)	193	174	175	166	172	158	142	124
Mine operating costs ($/ounce)	226	263	251	269	273	314	286	329

(1)

Fourth quarter net earnings (loss) for 2004 and 2005 reflect unusual transactions, including Doyon impairment charge (-$71.2 million) in 2004 and the gain on the sale of the Carlota project ($12.5 million) in 2005. First quarter net earnings of 2006 also reflect an unusual transaction, which is the gain on disposal of assets of $6.7 million.

Additional information Foreign exchange rates were as follows:
C$/US$		2006	2005
December 31	(Closing)		1.1630
March 31	(Closing)	1.1680	1.2096
First Quarter	(Average)	1.1547	1.2267

Risks

By the very nature of its activities, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, causing independent audits to be performed and purchasing insurance policies, these risks cannot be eliminated. Thus, readers are urged to read and consider the risk factors more particularly described in the Company's Annual Report and particularly, its MD&A for the year ended December 31, 2005.

Longueuil

May 3, 2006

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	15

CONSOLIDATED OPERATIONS	First Quarter ended March 31,
(unaudited)	2006	2005
(in thousands of United States dollars, except for amounts per share)	$	$
REVENUES
Mining operations	86,661	90,334
Investment and other income	417	211
	87,078	90,545
EXPENSES
Mining operations	65,712	66,856
Depreciation, depletion and amortization	11,811	11,626
Exploration and business development	1,328	1,157
General and administrative	3,162	3,150
Financial expenses	1,453	957
Stock-based compensation	340	361
Loss on foreign exchange	182	23
	83,988	84,130
Earnings before the undernoted items	3,090	6,415
Gain on disposal of assets (Note 3a)	6,709	399
Non-hedge derivative gain (loss) (Note 9)	3,847	(422)
Gain on foreign exchange from reduction in net investment	175	-
Income and mining taxes (Note 8)	(4,794)	(4,355)
Non-controlling interest	62	(420)
Net earnings	9,089	1,617
Basic net earnings per share	0.03	0.01
Diluted net earnings per share	0.03	0.01
Basic weighted average number of common shares outstanding (in thousands) (Note 7)	275,029	274,211
Diluted weighted average number of common shares outstanding (in thousands) (Note 7)	276,961	276,428
The accompanying notes are an integral part of the interim consolidated financial statements.

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	16

CONSOLIDATED CONTRIBUTED SURPLUS	First Quarter ended March 31,
(unaudited)	2006	2005
(in thousands of United States dollars)	$	$
Balance, beginning of period	18,378	17,039
Stock-based compensation	340	361
Options exercised and transferred to capital stock	(256)	(29)
Balance, end of period	18,462	17,371

CONSOLIDATED DEFICIT
(unaudited)
(in thousands of United States dollars, except for amounts per share)
Balance, beginning of period	(184,341)	(204,477)
Net earnings	9,089	1,617
Share and warrant issue expenses	(64)	(3)
Balance, end of period	(175,316)	(202,863)
The accompanying notes are an integral part of the interim consolidated financial statements.

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	17

CONSOLIDATED CASH FLOWS	First Quarter ended March 31,
(unaudited)	2006	2005
(in thousands of United States dollars)	$	$

OPERATING ACTIVITIES
Net earnings	9,089	1,617
Disbursement – asset retirement obligations	(75)	(153)
Non-cash items
Deferred revenue – Delivery of gold on the prepaid forward	-	(3,056)
Depreciation, depletion and amortization	11,811	11,626
Accretion expense-asset retirement obligations	474	480
Amortization of deferred gains/losses	(2,677)	947
Unrealized non-hedge derivative loss (gain) (Note 9)	(2,206)	422
Stock-based compensation	340	361
Future income taxes (Note 8)	4,988	4,286
Non-controlling interest	(62)	420
Gain on disposal of assets (Note 3a)	(6,709)	(399)
Others	(57)	239
	14,916	16,790
Changes in non-cash working capital items (Note 2)	(2,323)	(5,634)
Cash flow from operating activities	12,593	11,156

INVESTING ACTIVITIES
Short-term investments	-	10,766
Investments	17,294	479
Gold received – Disposal of the Carlota project (Note 3 c)	3,475	-
Property, plant and equipment	(20,892)	(25,037)
Cash flow used in investing activities	(123)	(13,792)

FINANCING ACTIVITIES
Long-term debt – Borrowings	14	1,641
Long-term debt – Repayments	(4,424)	(5,696)
Deferred charges	-	13
Common shares issued net of issue expenses	2,448	52
Cash flow used in financing activities	(1,962)	(3,990)
Effect of changes in the exchange rate on cash held in foreign currency	67	(177)
Net increase (decrease) in cash and cash equivalents	10,575	(6,803)
Cash and cash equivalents, beginning of period	15,582	21,020
Cash and cash equivalents, end of period	26,157	14,217
The accompanying notes are an integral part of the interim consolidated financial statements.

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	18

CONSOLIDATED BALANCE SHEETS	March 31,	December 31,
(unaudited)	2006	2005
(in thousands of United States dollars)	$	$

ASSETS
Current assets
Cash and cash equivalents	26,157	15,582
Receivables	35,447	41,497
Production inventories	18,673	13,209
Supplies inventory and prepaid expenses	47,830	43,378
Deferred losses	2,936	-
Fair value of non-hedge derivatives (Note 9)	-	1,082
Future income and mining tax assets	13,513	14,679
	144,556	129,427
Investments and other assets (Note 3)	18,805	31,433
Property, plant and equipment	463,305	454,866
Future income and mining tax assets	2,710	5,628
	629,376	621,354

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	58,715	54,667
Current portion of long-term liabilities (Note 4)	28,746	23,642
Hedge derivatives (Note 9)	7,279	9,463
Future income and mining tax liabilities	154	-
	94,894	87,772
Long-term debt (Note 5)	37,288	41,793
Liability for asset retirement obligations and others	29,280	33,805
Accrued benefit liabilities	5,739	5,644
Hedge derivatives (Note 9)	2,142	4,066
Future income and mining tax liabilities	40,599	39,846
Non-controlling interest	6,646	6,708
	216,588	219,634

SHAREHOLDERS' EQUITY
Common shares and options (Note 7)	548,924	546,156
Equity component of convertible debenture	262	262
Contributed surplus	18,462	18,378
Deficit	(175,316)	(184,341)
Cumulative translation adjustment	20,456	21,265
	412,788	401,720
	629,376	621,354
The accompanying notes are an integral part of the interim consolidated financial statements.

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	19

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars.)

1.     Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). They are consistent with the policies and practices used in the preparation of the Company's audited annual consolidated financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2005.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented are reflected in the consolidated financial statements.

Reclassification

Certain comparative figures have been reclassified to conform to the presentation adopted in 2006.

2.     Financial information included in the consolidated statement of cash flows

a)	Changes in non-cash working capital items

		First Quarter ended March 31,
		2006	2005
(in thousands of dollars)		$	$
Receivables		7,771	(2,961)
Production inventories		(5,464)	1,564
Supplies inventory and prepaid expenses		(4,084)	(5,650)
Accounts payable and accrued liabilities		(546)	1,413
		(2,323)	(5,634)

Some changes in non-cash working capital items for major construction projects are included in investing activities. These are considered as investing activities because they relate to construction or the constitution of working capital prior to commercial production. When commercial production begins, changes in non-cash working capital items are presented under operating activities. Changes in non-cash working capital items relating to acquisition of assets are included in investing activities.

b)	Cash flows relating to interest and income and mining taxes

		First Quarter ended March 31,
		2006	2005
(in thousands of dollars)		$	$
Interest paid		1,151	698
Income and mining taxes paid (recovered)		(697)	68

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	20

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - continued

3.	Investments and other assets
						March 31,		December 31
						2006		2005
(in thousands of dollars)						$		$
Shares of publicly traded companies(a)(b)						3,523		14,103
Ounces of gold receivable related to the disposal of the Carlota project (c)						24,837		24,850
Others						3,041		3,426
Deferred charges						2,234		2,412
						33,635		44,791
Current portion included in receivables						14,830		13,358
						18,805		31,433

(a)	The fair value of the shares of publicly-traded companies, based on the last quoted market price, was $8,667,000 as at March 31, 2006 ($20,703,000 as at December 31, 2005). During the first quarter of 2006, Cambior completed the sale of investments for a total consideration of $17,288,000 resulting in a gain on disposal of assets of $6,709,000.

(b)	Some of these shares totalling $3,475,000 (C$4,640,000) ($14,055,000 (C$18,366,000) at December 31, 2005) were denominated and traded in Canadian dollars.
(c)	In December 2005, Cambior completed the sale of the Carlota project and received, at closing, a cash consideration of $15,000,000, and 50,000 ounces of gold receivable in eight equal quarterly deliveries. In March 2006, 6,250 ounces of gold were received resulting in a cash flow of $3,475,000. The 43,750 remaining ounces of gold receivable were revaluated at March 31, 2006 at the current spot price of $582 per ounce resulting in a gain of $3,288,000. The amortization of the discount totaling $174,000 was accounted for under the "investment income" caption in the statement of operations.

4.	Current portion of long-term liabilities
					March 31,		December 31,
						2006		2005
(in thousands of dollars)						$		$
Current portion of:
Long-term debt (Note 5)						21,369		21,222
Deferred gains						-		119
Asset retirement obligations(1)						7,017		1,895
Accrued benefit liabilities						360		406
						28,746		23,642
(1)	In accordance with an agreement with the Quebec Government, the Company intends to proceed with restoration work at Doyon during 2006 rather than deposits to guarantee future work

5.	Long-term debt
	Total	Scheduled payments						Total 2005
	2006	2006	2007	2008	2009	2010	2011+
(in thousands of dollars)		(9 months)
	$	$	$	$	$	$	$	$
2003 Credit facility(a)	28,500	10,500	14,000	4,000	-	-	-	32,000
Balance of purchase price
– Grassalco	680	-	680	-	-	-	-	1,503
Non-participating shares	1,280	360	480	440	-	-	-	1,400
Convertible debenture	1,260	1,260	-	-	-	-	-	1,256
Others	960	221	341	132	101	75	90	938
Sub-total	32,680	12,341	15,501	4,572	101	75	90	37,097
Non recourse debt
- Credit facility – OBMI	10,000	-	626	914	1,014	1,125	6,321	10,000
- Credit facility - OSI	8,000	419	613	679	754	836	4,699	8,000
- Balance of purchase
price – Camp Caiman	7,977	4,106	-	3,871	-	-	-	7,918
Sub-total	25,977	4,525	1,239	5,464	1,768	1,961	11,020	25,918
Total	58,657	16,866	16,740	10,036	1,869	2,036	11,110	63,015
Current portion	21,369							21,222
Long-term portion	37,288							41,793

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	21

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - continued

5.	Long-term debt (continued)

(a)	2003 Credit Facility

As at March 31, 2006, the effective interest rate was 5.98% (5.87% as at December 31, 2005). The $15,000,000 revolving credit facility maturing on September 30, 2008 was unutilized except for $6,701,000 in letters of credit issued to guarantee certain corporate obligations.

Interest on long-term debt was as follows:

	First Quarter
	ended March 31,
	2006	2005
(in thousands of dollars)	$	$
Interest on long-term debt
-Expensed	1,019	574
-Capitalized	59	70
	1,078	644

6.	Employee future benefit plans
		Pension benefit plans		Post-retirement benefit plans
			First Quarter ended March 31,
		2006	2005	2006	2005
(in thousands of dollars)		$	$	$	$
Defined benefit costs recognized		259	216	91	78

7.	Common shares, warrants and options
		First Quarter
		ended March 31, 2006
		Number of securities	Amount
(in thousands of dollars)		(000)	$
Common shares issued and fully paid:
Balance, beginning of period		274,598	545,213
Issued:
Flow through shares		450	1,779
Exercise of options		549	1,131
		999	2,910
Balance, end of period		275,597	548,123

Common share purchase options granted following the Ariane merger:
Balance, beginning of period		826	943
Exercised		(124)	(142)
Balance, end of period		702	801
Total common shares and options			548,924

Issuance of securities

During the first quarter of 2006, 450,000 common shares were issued pursuant to a flow-through financing to fund Canadian exploration expenses and 549,000 common shares were issued following the exercise of stock options issued under the Company's stock option plan for directors and key employees for total proceeds of $2,512,000.

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	22

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - continued

7.   Common shares, warrants and options (continued)

Flow-through common shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at March 31, 2006, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $1,550,000.

Earnings per share

The following numbers of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.
Number of instruments	March 31,	March 31,
(in thousands)	2006	2005
Options	710	2,739
Warrants	34,667	34,667
Convertible debenture	340	340
	35,717	37,746

Reconciliation of the diluted weighted average number of common shares outstanding for the following periods is as follows:
	First Quarter
Number of instruments	ended March, 31,
(in thousands)	2006	2005
Basic weighted average number of common shares outstanding	275,029	274,211
Effect of dilutive stock options	1,932	2,217
Diluted weighted average number of common shares outstanding	276,961	276,428

8.   Income and mining taxes

As a result of higher asset values for tax purposes than accounting values and accumulated losses in Canada, Guyana and the United States, the Company has significant future tax assets available. The Company records a valuation allowance against any portion of its remaining future income tax assets that it has determined it is more likely than not, that the future income tax assets are not recoverable.

The provision for income and mining taxes is made up of the following components:
	First Quarter
	ended March 31,
	2006	2005
(in thousands of dollars)	$	$
Current:
Federal income taxes - tax on large corporations in Canada	51	69
Provincial mining taxes (recovery)	(245)	-
	(194)	69
Future:
Provincial mining taxes	261	-
Foreign income tax	4,727	4,286
	4,988	4,286
Total	4,794	4,355

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	23

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - continued

9. Revenue protection program

a)      Gold sales commitments

The estimated fair value of Cambior's gold forward sales of 131,000 ounces of gold to be delivered in 2006 and 2007, calculated using forward rates considering market prices, interest rate, gold lease rate and volatilities was $33,810,000 as at March 31, 2006, including $24,389,000 off-balance sheet. In conjunction with the impairment loss of the Doyon mine, on December 31, 2004, a loss was recognized for hedging forward contracts attributable to the Doyon mine and a corresponding amount was reflected on the balance sheet under the "hedge derivatives" caption totalling $14,273,000. As at March 31, 2006, an amount of $9,421,000 remained as a liability on the balance sheet for such outstanding derivatives.

The non-hedge derivative gain (loss) is summarized as follows:
	First Quarter
	ended March 31,
	2006	2005
(in thousands of dollars)	$	$
Variation of the fair value of the non-hedge derivative instruments during the period	(1,082)	(422)
Gain arising from the exercise of gold purchase commitments	1,641	-
Gain resulting from the variation in market prices of ounces of gold receivable related to the disposal of the Carlota Project (Note 3c)	3,288	-
Non-hedge derivative gain (loss)	3,847	(422)

b)      Foreign exchange contracts

As at March 31, 2006, the Company had commitments, through foreign exchange forward contracts, to deliver US$38,000,000 and obtain in exchange Canadian dollars at an average rate of C$1.1640 in 2006. As at March 31, 2006, the negative fair value of these foreign exchange contracts was $67,000. The Company also had commitments, through foreign exchange forward contracts, to deliver 1,847,000 euros in exchange for US dollars. As at March 31, 2006, the negative value of these foreign exchange contracts was $4,600. The Company is exposed to currency risks as a result of expenses incurred in its Canadian operations and in French Guiana.

10.  Commitments
As at March 31, 2006, the Company had commitments to complete facilities, summarized as follows:
(in thousands of dollars)	$
Caiman	14,427
OBMI	4,971
Niobec	2,006
21,404

The Company is committed to purchase marketable securities for an amount of $8,000,000, with $4,500,000 payable at closing expected to be in May 2006, and the balance on the first anniversary.

CAMBIOR FIRST QUARTER FINANCIAL RESULTS 2006	24

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - continued

11.   Segmented information

The Company's operations are managed on a mine basis. The Company operates gold mines, a niobium operation and a bauxite operation. Camp Caiman in French Guiana is a development project.
						Camp
				Sleeping	Niobec,	Caiman
	Rosebel	Omai(2)	Doyon	Giant	Bauxite, and	(French	Corporate
	(Suriname)	(Guyana)	(Canada)	(Canada)	others	Guiana)	and projects	Total
(in thousands of dollars)	$	$	$	$	$	$	$	$
First Quarter ended March 31, 2006
Revenues – Mining operations	41,925	-	19,388	6,263	22,210	-	(3,125)	86,661
Financial expenses	2,211	71	-	1	1,149	-	(1,979)	1,453
Depreciation, depletion and amortization	4,219	-	3,918	1,357	2,280	-	37	11,811
Income and mining taxes (recovery)	4,711	-	13	3	15	-	52	4,794
Earnings (Loss)	6,519	(408)	(778)	137	(2,152)	(260)	(4,657)	(1,599)
Capital expenditures and investments (disposals)	5,233	1,346	2,464	678	6,076	3,298	(18,972)	123
Property, plant and equipment	149,837	10,075	66,869	16,016	139,701	67,981	12,826	463,305
Assets	189,048	15,760	77,480	19,389	181,406	68,383	77,910	629,376
First Quarter ended March 31, 2005
Revenues – Mining operations	38,768	12,194	16,071	3,191	20,048	-	62	90,334
Financial expenses	2,527	25	4	(2)	87	-	(1,684)	957
Depreciation, depletion and amortization	5,188	1,205	2,879	799	1,492	-	63	11,626
Income and mining taxes	4,241	-	-	-	46	-	68	4,355
Earnings (Loss)	7,509	(3,297)	(1,161)	(301)	1,438	(76)	(1,879)	2,233
Capital expenditures and investments (disposals)	7,911	(1,000)	2,121	1,308	10,333	2,324	1,561(1)	24,558
December 31, 2005
Property, plant and equipment	148,662	8,729	68,321	16,758	136,669	64,624	11,103	454,866
Assets	191,225	15,714	78,982	18,774	179,259	64,929	72,471	621,354
(1) Includes capital expenditures of $395,000 in the first quarter of 2005 related to the Carlota project.

(2)  Production at Omai mine ended in September 2005, and as such, the related net carrying amount of property, plant and equipment at the Omai mine has not been amortized since then because it has been removed from service for an extended period of time. During the first quarter of 2006, the Company initiated an exploration program to establish the potential for an underground operation on the depth extension of the Fennell deposit, which exploration expenses were capitalized.

Reconciliation of reportable operating divisional earnings to net earnings is as follows:
	First Quarter
	ended March 31,
	2006	2005
(in thousands of dollars)	$	$
Operating division earnings	3,058	4,112
Corporate and projects loss	(4,657)	(1,879)
Segmented earnings (loss)	(1,599)	2,233
Investment and other income	417	211
Stock-based compensation	(340)	(361)
Loss on foreign exchange	(182)	(23)
Gain on disposal of assets (Note 3a)	6,709	399
Non-hedge derivative gain (loss) (Note 9)	3,847	(422)
Gain on foreign exchange from reduction in net investment	175	-
Non-controlling interest	62	(420)
Net earnings	9,089	1,617